Exhibit 99.1

NEWS RELEASE

Endeavour Silver Implements Costs Reductions, Revises 2013 Financial Plan
 to Reflect Lower Precious Metal Prices

El Cubo Plant Re-Commissioning Now Underway Ahead of Schedule
_____________________________________________________________________________

Vancouver, Canada – April 29, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) announced today it has implemented cost reductions and revised its 2013 financial plan in response to reduced metal price expectations for the year.

Over the last two weeks, Endeavour conducted a company-wide cost review and identified cost cutting opportunities across the full spectrum of company activities, including the board of directors and management team, and from head office to the mine-sites.  None of the cost reductions are expected to negatively impact the Company’s mine plan or forecasted silver production in 2013.

As a result, management has initiated cost reductions in all areas, including but not limited to:

•	deferring 20% of planned capital investments as non-essential in 2013
•	reducing non-core exploration expenditures by 25%
•	minimizing mine operating costs through workforce layoffs in both operations and exploration
•	down-sizing general and administrative costs with directors and management deferring 10% of their cash compensation and some staff reductions

Bradford Cooke, CEO of Endeavour, stated, “Endeavour management successfully cut costs across the board through a similar market down-turn in 2008 and the Company emerged financially stronger and more profitable as a result.  It pays to be prudent at times like this.”

Endeavour Silver also announced that re-commissioning of the newly rebuilt El Cubo plant and surface infrastructure is now underway ahead of schedule.  While there are still many “loose ends” to be completed by year-end, most of the re-construction program is now complete and the El Cubo plant is scheduled to be up and running at capacity within the next four weeks.

The Company plans to release its first quarter 2013 financial results after the market closes on May 6, 2013. A telephone conference call to discuss the Q1 results will be held at 10am PDT (1pm EDT) on Tuesday, May 7, 2013. To participate in the conference call, please dial the following:

•	800-319-4610 Canada and USA (toll-free)
•	604-638-5340 Vancouver
•	604-638-5340 Outside of Canada & USA

No pass-code is necessary to participate in the conference call

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour– Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.